Exhibit 99.90

DHX Media announces licensing deals in China for Teletubbies and In the Night Garden

Agreements signed with BBC Worldwide Asia and Shanghai V-Pop for China

HALIFAX, April 24, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, announces that it has renewed its agreement with BBC Worldwide Asia to represent the licensing rights to its Teletubbies and In the Night Garden pre-school brands in China across all categories.

The agreement complements DHX Media and BBC Worldwide's sub-agent agreement with UYoung Media Group which was appointed this year to spearhead a licensing and merchandising campaign for In the Night Garden in China, where it airs on state broadcaster CCTV.

In addition, DHX Media has signed an agreement with Shanghai V-Pop for the Chinese home entertainment rights to Teletubbies with DVDs launching at retail in 2014. This deal further expands the reach of the preschool brand in China where licenses have previously been signed with Phoenix, Hangzhou- Z-Shine and Chinoco, amongst others, for categories including plush toys, down coats, and edu-tainment centres.

Steven DeNure, President and COO of DHX Media says: "Teletubbies and In the Night Garden continue to be popular globally, and enjoy a huge fanbase in China. We are pleased to be renewing deals with both BBC Worldwide Asia and Shanghai V Pop, ensuring these properties continue to enjoy a significant consumer presence in China."

The preschool, hit shows Teletubbies and In the Night Garden were key properties acquired by DHX Media as part of last year's Ragdoll Worldwide Ltd. acquisition.

Teletubbies was the very first western pre-school property to air on China's CCTV reaching an audience of 300 million children and the first to open its very own Skills Development Centre in 2006. Broadcast in 120 countries and translated into 45 languages, the series focuses on the joy of learning and discovery. Teletubbies has received numerous prestigious international Awards including 2 BAFTAs, 5 LIMA Awards, 4 Royal Television Society Awards, the Prix Jeunesse, the Nickelodeon UK Children's Award, the BBC Audiocall Children's Award, the Nats Children's Award, the British Toy Association of Toy Retailers Toy of the Year Award and the 24th Grand Prix Japan Prize.

Since its UK launch in March 2007, In the Night Garden has achieved global success with programmes airing in 36 countries, including USA, Canada, Australia, Spain and China and has been translated into 19 different languages. The program has been consistently on air since its launch in 2007, and DHX Media has recently announced a deal with broadcaster CBeebies ensuring the series will air until late 2020 in the UK.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and marketing of family entertainment. DHX Media owns, markets and distributes over 10,000 episodes of entertainment programming worldwide and licenses its owned properties through its dedicated consumer products business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company's remaining shareholders and its effects on the Company's earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company's production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 4, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 24-APR-14